SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

From: 3 August 2012

TURQUOISE HILL RESOURCES LTD.

(Translation of Registrant’s Name into English)

Suite 615 – 999 CANADA PLACE, VANCOUVER, BRITISH

COLUMBIA V6C 3E1

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F-  ☐            Form 40-F-  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)

Enclosed: Material Change Report - Rights Offering

Form 51-102F3

Material Change Report

1.	REPORTING ISSUER

Turquoise Hill Resources Ltd. (formerly Ivanhoe Mines Ltd.) (the “Company”)

World Trade Centre

615—999 Canada Place

Vancouver, BC

V6C 3E1

2.	DATE OF MATERIAL CHANGE

July 27, 2012

3.	PRESS RELEASE

The press release was issued on July 27, 2012 and was disseminated through the facilities of recognized newswire services. A copy of the press release was filed on SEDAR.

4.	SUMMARY OF MATERIAL CHANGE

On July 27, 2012 (the “Closing Date”), the Company completed its previously announced rights offering (the “Rights Offering”) by issuing a total of 259,558,050 new common shares (“Common Shares”) in its capital for aggregate gross proceeds of (the “Proceeds”).

5.	FULL DESCRIPTION OF MATERIAL CHANGE

On the Closing Date, the Company completed the Rights Offering by issuing a total of 259,558,050 new Common Shares for the Proceeds, which equalled approximately US$1,819,100,624.30 (CDN$1,837,473,540.61).

The Rights Offering, originally announced on May 22, 2012, contained the following key terms:

•	each shareholder of the Company, as of June 19, 2012, was issued one right (a “Right”) for each Common Share held;

•

pursuant to a basic subscription privilege (the “Basic Subscription Privilege”), each holder of Rights was, subject to applicable securities laws, entitled to purchase 7 Common Shares for every 20 Rights held or exercise Rights in increments of 3, with 3 Rights exercisable for 1 Common Share (or if the exercise of a number of Rights would otherwise entitle a holder thereof to a fractional number of Common Shares, the holder’s entitlement was reduced to the next lowest whole number of Common Shares), in consideration for the payment of a subscription price of either, at the subscriber’s election, US$7.00 or CDN$7.17 per Common Share;

•

holders of Rights who exercised their Basic Subscription Privilege in full were also entitled, pursuant to an additional subscription privilege (the “Additional Subscription Privilege”), to subscribe for additional Common Shares, if any, that were otherwise not subscribed for pursuant to the Basic Subscription Privilege, on a pro rata basis amongst those subscribers subscribing for Common Shares under the Additional Subscription Privilege and upon to the same economic terms and conditions as the Basic Subscription Privilege; and

•

under the previously announced Memorandum of Agreement (the “MOA”)[1] transaction, as amended, with Rio Tinto International Holdings Limited and Rio Tinto South East Asia Limited (together, “Rio Tinto”), Rio Tinto agreed to provide a standby commitment (the “Standby Commitment”) pursuant to which it agreed to purchase any Common Shares not otherwise taken up under the Basic Subscription Privilege and the Additional Subscription Privilege in exchange for a standby commitment fee equal to 4% of the gross proceeds of the Rights Offering.

Approximately 99.2% of the Common Shares were taken up under the Basic Subscription Privilege with the balance taken up under the Additional Subscription Privilege, and as a result no Common Shares were issued pursuant to the Standby Commitment. Rio Tinto exercised all of its respective Rights under the Basic Subscription Privilege and participated in the Additional Subscription Privilege. As a result of the Rights Offering, Rio Tinto’s stake in the Company increased from 50.9% to 51.0%.

As a result of the Rights Offering and as of the Closing Date, there were 1,001,288,734 Common Shares issued and outstanding.

Under the MOA, the Company is obligated to use the Proceeds to (i) pay down the principal amount, if any, outstanding under its US$1.5 billion bridge loan facility (the “Bridge Facility”) made available by Rio Tinto, and (ii) to use the remainder of the Proceeds to continue the development of its Oyu Tolgoi Project (the “OT Project”) in Mongolia until the scheduled start of initial production from the open-pit mine during the second half of 2012, and to fund additional expenditures to ramp-up commercial production during the first half of 2013 as part of the OT Project’s first phase of development. As of the date of this material change report, no money has been drawn down under the Bridge Facility.

6.	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

7.	OMITTED INFORMATION

No information has been intentionally omitted from this form.

8.	EXECUTIVE OFFICER

The name and business number of the executive officer of the Company who is knowledgeable of the material change and this report is:

[1]	For more information on the MOA, refer to the Company’s material change reports dated April 27, 2012 and May 24, 2012 and filed on SEDAR.

Neville Henwood

Turquoise Hill Resources Ltd.

615 – 999 Canada Place

Vancouver, BC V6C 3E1

Telephone: (604) 688-5755

9.	DATE OF REPORT

DATED at Vancouver, British Columbia this 3rd day of August, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURQUOISE HILL RESOURCES LTD.

Date: 3 August 2012	By:	/s/ Neville J. Henwood
NEVILLE J. HENWOOD
Sr. Vice President, Legal &
Corporate Secretary